ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

November 23, 2011

VIA

EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 21 to the Trust’s Registration Statement on Form N-1A – WOA All Asset I

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 21 to the Trust’s Registration Statement on Form N-1A (‘Post-Effective Amendment No. 21”).  Post-Effective Amendment No. 21 is being filed for the purpose of adding WOA All Asset I (the “WOA Fund”) as a new series of the Trust.  The WOA Fund was previously included in Post-Effective Amendment No. 5 filed on September 20, 2011, however, the WOA Fund is being re-filed today to remove all references to a sub-adviser and to remove from the prospectus the covered call strategy that the sub-adviser was going to implement.  In addition to these changes, the prospectus and SAI for the WOA Fund include changes made in response to oral comments received from the SEC staff on November 4, 2011 with respect to Post-Effective Amendment No. 5.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum

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